

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2018

Monty Lamirato
Chief Financial Officer
GrowGeneration Corp.
1000 West Mississippi Avenue
Denver, CO 80223

> **Re: GrowGeneration Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed March 27, 2018**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2018**
> **Filed May 15, 2018**
> **File No. 333-207889**

Dear Mr. Lamirato:

We have reviewed your August 23, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2018 letter.

Form 10-Q for the Fiscal Quarter Ended March 31, 2018

6. Convertible Debt, page 8

1. We note your response to prior comment two. Please revise your footnote, in future filings, to disclose and quantify conversions of your debt instrument occurring during the reporting period, to provide the cumulative amount converted as of each balance sheet date, and to reconcile such conversions to the non-cash financing section of your statement of cash flows.

You may contact Dale Welcome at (202) 551-3865 or John Cash at (202) 551-3768 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction